Exhibit 99.2

June 14, 2006

PENN WEST ENERGY TRUST

CODE OF ETHICS

FOR OFFICERS AND SENIOR FINANCIAL MANAGEMENT

At Penn West Energy Trust, Penn West Petroleum Ltd. and its subsidiaries (collectively, “Penn West”), we have always recognized the value and importance of conducting all of our affairs with trust, integrity and honesty. For Penn West’s excellent reputation to be maintained we require the highest standards of professional and ethical conduct from all of our employees, but in particular our directors, officers and senior financial management are expected to set exemplary standards as an example to all employees and to enforce the Code of Business Conduct and Ethics by promoting a business environment of policy compliance.

This Code of Ethics for Officers and Senior Financial Management (the “Oversight Code”) shall apply to Penn West’s President and Chief Executive Officer, all of Penn West’s Vice-Presidents and, all Senior Financial Management, which includes all our controllers, accounting managers and select other senior managers (collectively, “Oversight Staff”). For these individuals, compliance with both the Oversight Code and the Code of Business Conduct and Ethics is a requirement of employment at Penn West.

This Code has been posted on our website and any change or waiver of this Code may only be made with the approval of the Board of Directors of Penn West and will be promptly disclosed after any such approval through an additional posting on our website and as otherwise required by law, regulation or stock exchange requirement.

Standards of Conduct

To the best of their knowledge and ability, the Oversight Staff shall:

•                                          Avoid making any investment, interest or association that interferes with the independent exercise of judgment in Penn West’s best interest. The Oversight Staff’s personal investments in publicly traded companies of less than one per cent of the shares outstanding will not be considered an investment that by itself would interfere with Penn West’s best interests. Oversight Staff will disclose to the Board of Directors any other investments that might interfere or might reasonably be thought to interfere with the independent exercise of judgment in Penn West’s best interests.

•                                          Keep and present all of Penn West’s records in accordance with the appropriate laws, regulations and all applicable professional standards.

•                                          Comply with both the spirit and intent of all applicable government laws, rules and regulations.

•                                          Provide full, fair, accurate, timely and understandable disclosure in all of Penn West’s public reports and documents.

•                                          Ensure that all books, records and accounts fairly and accurately reflect in reasonable detail Penn West’s assets, liabilities, equity, revenues and expenses and do not contain any false or misleading information.

•                                          Ensure that all transactions are supported by accurate documentation in sufficient detail and recorded correctly.

•                                          Act honestly and ethically, including with respect to the handling of actual or apparent conflicts of interest.

•                                          Provide all the information required by Penn West’s independent auditors.

•                                          Comply with Generally Accepted Accounting Principles in both Canada and the U.S. (as applicable).

•                                          Maintain the skills and knowledge necessary to perform their functions at a competent level.

•                                          Comply with Penn West’s systems of internal controls and continuously work to improve the effectiveness, timeliness and documentation quality of the internal control systems, including but not limited to, the Disclosure Policy and related controls and internal controls over financial reporting.

•                                          Identify the policies with application to their functional areas and promote, at all times, an environment of ethical conduct.

•                                          Ensure that no employee, or no person acting on the direction of an employee, will take an action to contravene our accounting policies or circumvent our systems of internal control.

Penn West Energy Trust

Compliance Affirmation for Oversight Staff

1.                                      Affirmation of Compliance

The undersigned certifies that he or she has received and read the above Code of Ethics for Officers and Senior Financial Management and agrees to abide by the policies summarized therein.

2.                                      Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party directly, or indirectly, on behalf of this Company:

•                                          Was characterized by honesty and integrity;

•                                          Complies with applicable laws and regulations;

•                                          Did not involve any unethical dealings, fees not booked or disclosed, special favours, benefits or contributions to any private party, government or government agency;

•                                          Did not involve any unlawful arrangements with competitors; and

•                                          Was recorded and properly described in Penn West’s books and records.

If there are any exceptions, please describe them on the reverse.

3.                                      Certification of Filings

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, that Penn West’s annual or interim filings (the AIF, annual or interim financial statements, and annual or interim MD&A, together with documents incorporated by reference):

•                                          Do not contain misrepresentations of facts; and

•                                          Fairly present in all material respects the Penn West’s financial condition, results of operations and cash flows as of and for the periods presented in the filing.

Fair representation is considered to include:

•                                          The selection and proper application of appropriate accounting policies;

•                                          Disclosure of financial information that is informative and reasonably reflects the underlying transactions; and

•                                          Disclosure that is necessary to provide investors with a materially accurate and complete disclosure of Penn West’s financial condition, results of operations and cash flows as at and for the periods presented.

4.                                      Conflict of Interest Questionnaire

Please answer “Yes” or “No” to the following questions. If the answer to any question is “Yes”, full details must be provided on the reverse side.

A.                                   Have you or, to your knowledge, has any member of your immediate family, at anytime during the period since [date]:

1.                                       engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to Penn West otherwise than in the normal capacity of officer or employee of Penn West;

Yes	☐	No	☐

2.                                       been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with Penn West;

Yes	☐	No	☐

3.                                       been interested monetarily, directly or indirectly, in any organization doing business with Penn West (unless as a holder of less than one per cent of the voting securities issued by a corporation whose securities are publicly traded); and

Yes	☐	No	☐

4.                                       been a recipient, directly or indirectly, of any payments or significant gifts of any kind from or on behalf of any organization doing business with Penn West (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded) which would contravene Penn West’s Code of Business Conduct and Ethics?

Yes	☐	No	☐

B.                                     Is any transaction contemplated, involving you or any member of your immediate family, which if consummated, would be described in answer to any of the preceding items?

Yes	☐	No	☐

C.                                     Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of Penn West?

Yes	☐	No	☐

Date: